

December 19, 2013

Via E-mail
James R. Boldt
Chairman and Chief Executive Officer
Computer Task Group, Incorporated
800 Delaware Avenue
Buffalo, New York 14209

>   **Re: Computer Task Group, Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 22, 2013**
>   **File No. 001-09410**

Dear Mr. Boldt:

We have reviewed your letter dated December 6, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 21, 2013.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 13. Enterprise-Wide Disclosures, page 51

1.   We note your response to prior comment 3 that the three business units meet the definition of operating segments, are aggregated within your one reportable segment, and have similar economic characteristics. Please refer to ASC 280-10-50-11 and tell us the following:

- identify the North America operating segments;
- provide us with a detailed analysis of how you determined that the nature of the products and services and the actual production process through which the services for your North American and European operating segments are similar;
- how you have concluded that your European operating segment unit is expected to have essentially the same future prospects as your North American segments in view of the continuing economic challenges in Europe as disclosed on page 11 of Form 10-K. See ASC 280-10-55-7A-7C;
- how you considered your European segment concentration of customers among financial services and European Union ministries as well as the differing European regulatory regimen, to be so similar to your other segment customers in North America as to allow aggregation;
- quantify the financial performance, revenues and profitability as internally measured/reviewed, of each identified operating segment for the last five years;
- quantify and describe the relationship and trends between drivers of economic performance, including sales growth and margins, for your operating segments; and
- describe how you consider the historical financial performance for each of your operating segments when determining that the economic characteristics of those segments are similar.

2.   Please tell us what consideration was given to disclosing the operating segments and the factors supporting aggregation of the operating segments into the company's single reportable segment. Refer to ASC 280-10-50-21.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant